[Sullivan & Cromwell LLP letterhead]
September 7, 2010
Via Edgar and Federal Express
     Ellie Bavaria,
          United States Securities and Exchange Commission,
               Division of Corporate Finance,
                    100 F Street, N.E.,
                         Washington, D.C. 20549-3628
Re:	Province of Manitoba
Registration Statement under Schedule B
File No. 333-168286
Filed July 23, 2010

Form 18-K for Fiscal Year Ended March 31, 2009, as amended
File No. 033-19538
Filed October 22, 2009 and amended January 5,
March 5, April 13, and June 2, 2010
Dear Ms. Bavaria:
     Please find attached a memorandum prepared by the Province of Manitoba (the “Province”) in response to the Securities and Exchange Commission’s comment letter addressed to Mr. Hugh Eliasson, Deputy Minister of Finance of the Province, dated August 19, 2010.
     If you have any questions, please do not hesitate to contact the undersigned at 212-558-3876.
Very truly yours,
/s/  Robert E. Buckholz, Jr.
Robert E. Buckholz, Jr.

September 7, 2010
Memorandum of Responses
          For the convenience of the Staff, we have reproduced the Staff’s comments below, followed by our responses. For your background information, and to place our responses in context, each year the Province files an Annual Report on Form 18-K, which includes a detailed discussion of the provincial economy and public finances, and then provides material updating and supplemental information by filing Reports on Form 18-K/A which include the Province’s quarterly reports, excerpts of the Province’s annual accounts, and excerpts of the Province’s annual budget, as those documents are issued by the Province.
General
     1.  We note that the Province references the global economic downturn in the materials incorporated by reference. Where appropriate, please discuss any additional material effects the global economic downturn has had on the Province’s public finances or economy more generally and any additional measures the Province has implemented to mitigate any such effects.
          Response: Generally, the global economic downturn has had a negative effect on Manitoba’s economy and public finances. However, these effects have been relatively moderate compared to effects seen in many other jurisdictions, including other provinces and U.S. States. These effects have been discussed in the Province’s Annual Report on Form 18-K for the year ended March 31, 2009, and in its quarterly reports for the first three quarters of fiscal year 2010, filed as exhibits to Form 18-K/A reports. The effect on public finances of the Province have been discussed in those reports, and in the excerpts from The Manitoba Budget 2010 included as an exhibit to the Form 18-K/A report filed on April 13, 2010 (the “Budget 18-K/A”).
          The Budget 18-K reflects the most recent information on this topic. As noted therein, the Province forecasts negative net income of $555 million for the fiscal year ended March 31, 2010, and negative net income of $545 million for the fiscal year ending March 31, 2011.
          As discussed in the Budget 18-K/A, in Budget 2010, the Province introduced a plan to restore balance and return to surplus in 2014. The Budget also announced approximately $1.8 billion in expenditures for infrastructure and capital asset renewal.
          The Province anticipates that it will update the foregoing estimates in its Annual Accounts for the year ended March 31, 2010, and in its quarterly report for the first quarter of fiscal 2011, which it anticipates releasing by early October 2010, and which it will file with the Commission in reports on Form 18-K/A. The Province respectfully submits that its reports discussed above have contained the material information available to this point on these topics.

     2.  If material, please discuss any contagion effect that the European sovereign debt crisis has had or may have on the Province.
          Response: The European sovereign debt crisis has not had a discernable negative effect on Manitoba’s economy.
     3.  If material, please explain how recent flooding in the Province has affected or will affect the Province.
          Response: The share of agriculture in Manitoba real GDP was 4.9% in 2009. On a nominal basis, crops represented less than 60% of farm cash receipts in 2009, which means that excess precipitation impacts only a small fraction of the overall economy.
          Supplementally, we advise the staff that excess precipitation has had an impact on crop yields, harvesting and output. Production estimates for 2010 project lower yields for almost all crops and several crops have had poor harvests compared to the area seeded. The latest estimates from Statistics Canada show a decline of more than a quarter for the volume of production of major Manitoba crops, which include wheat, canola, barley and oats. We will include statistical details as to these matters in its next annual report on Form 18-K. As noted above, however, these effects have not had a material impact on the Province’s overall economy.
     4.  We note that other provinces in western Canada have entered into the Western Economic Partnership to reduce inter-provincial trade and investment barriers. To the extent material, discuss how Manitoba’s inclusion or exclusion will affect the Province.
          Response: The Manitoba government is currently reviewing the recently signed New West Partnership (NWP) and may undertake discussions with the other western provinces concerning possible participation in order to extend cooperation in the areas covered by the agreements. Should Manitoba not enter into NWP, however, the economic impact on the province is not expected to be discernable. In many respects, much of what is captured in the NWP is already captured under the national Agreement on Internal Trade (AIT), which applies not only to Western Canada but to all Canadian provinces. In the few areas where the NWP explicitly goes further than the AIT, such as procurement coverage, there is no impact expected. Procurement in Western Canada is already open, based on past agreements among all Western provinces, and as such, Manitoba suppliers have not experienced barriers in other Western provinces, according to consultations with the business community. We therefore submit that disclosure regarding the NWP is not merited at this time.
Annual Report on Form 18-K
Exhibit 99.1

Manufacturing, page 10
     5.  Please explain the causes of the decreases in the value of manufacturing sales reported in the first paragraph under the table on page 10. Please also provide more recent data on manufacturing sales where appropriate, as well as a brief discussion of the state of the Province’s manufacturing sector.
          Response: The referenced discussion on page 10 describes the sectors principally contributing to the decrease in manufacturing sales over the first eight months of 2009 (primary metals, wood products and printing). In broader terms, these decreases are generally attributable to the softening economy (referenced at the top of page 8); the reduction in sales was relatively broad based and primarily due to the drop in global demand for goods. In particular, the decreases do not reflect any material structural changes to the Province’s manufacturing sector or other factors meriting disclosure. We note that this information on manufacturing sales has been updated, for example at page 8 of the Province’s third quarter report filed with a Form 18-K/A report in March 2010 (the “Third Quarter 18-K/A”), and will continue to be updated in future filings.
Agriculture, page 10
     6.  Please explain why livestock production is expected to continue to decline in 2009, as stated in the last sentence in this section on page 12.
          Response: As discussed on pages 11-12, the U.S. Country of Origin Labeling (“COOL”) regulation has limited Canadian access to U.S. feed lots and packers, as a result of which the Canadian Federal Government has introduced a program to encourage eligible producers to discontinue production. These developments were the basis for the stated expectation that the value of livestock production would decrease in 2009. (As reflected at page 9 of the Province’s Third Quarter 18-K/A, livestock receipts actually increased during the first nine months of 2009). These effects have not had a material effect on the Province’s overall economy.
Services, page 13
     7.  We note your statement that several large trucking companies are headquartered in Manitoba. Noting press reports indicating that Canada’s trucking industry faces declining demand, lower profits, more expensive equipment and tightening credit conditions, please discuss these developments and any impact they might have on Manitoba.
          Response: Manitoba’s transportation sector is continuing to experience growth. Although the rising dollar, fuel price increases, declining demand for goods, tighter credit conditions, and higher equipment costs represent challenges for this sector, real gross domestic product in truck transportation increased by 0.9% in 2009 following a 1.4% expansion in 2008. We therefore believe that there have been no structural or other developments meriting further disclosure at this time.

Total Exports and Imports, page 13
     8.  Please discuss any material adverse impact the 2008 trade deficit has had on Manitoba.
          Response: As a sub-national jurisdiction, a positive or negative provincial trade balance has no material impact on the provincial economy.
Foreign Merchandise Exports, page 14
     9.  Please explain why foreign exports were down for the first eight months of 2009, as stated in the first sentence on page 16.
          Response: The decrease in foreign exports in the first eight months of 2009 reflected the general impact of the global recession, which is referenced elsewhere in the Form 18-K report. The decrease was spread across a number of sectors. As noted at page 9 of the Province’s Third Quarter Form 18-K/A, lower nickel and copper exports were a principal factor in the decline in merchandise exports for the full year 2009.
Core Government Revenue, page 24
     10.  Please explain why budgeted personal and corporation income tax revenues for the fiscal year ending March 31, 2010 are down from the previous fiscal year.
          Response: Personal income tax revenue in the fiscal year ending March 31, 2010 was budgeted (Budget 2009) at $2,342.7 million down from $2,455.1 million received in the previous fiscal year. We advise the staff supplementally that this decrease reflects a smaller than average increase in personal incomes in 2009 and 2010, reflecting the effects of the recession, offset by personal income tax cuts and tax credits adopted in earlier periods.
Corporation income tax revenue for fiscal year ending March 31, 2010 was budgeted (Budget 2009) at $346.6 million down from $386.1 million received in the previous fiscal year. We advise the staff supplementally that this decrease in corporation income tax collection reflects a reduction in corporate taxable income, due to the recession, and implementation of corporate income tax rate cuts adopted in earlier periods.
Core Government Expenses, page 26
     11.  Please explain why budgeted health expenditures for the fiscal year ending March 31, 2010 increased over the prior year’s budget, addressing any material impact increasing health care costs may have on the Province.

          Response: The increase in budgeted health expenditures reflects, and is consistent with, the well-known and generally understood trends in health care costs across North America, and is due to the same generally prevailing trends in demographics, drug costs and demand for services. We believe that the impact on Provincial finances is not materially different from that being experienced by other governments across North America.
Public Debt, Page 29
     12.  Please provide the debt disclosure, including the supplementary data, as of a more recent date.
          Response: Updated information on public debt has been included in the Province’s Third Quarter Form 18-K/A , and in the Budget 18‑K/A (for example, in Appendix 1 — Manitoba Summary Financial Statistics and in Budget Paper B — Supplementary Financial Information — Summary Net Debt).